[redacted]

S 08026758 MISSION

BD 3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44934 49934

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MS GLOBAL FINANCE, LLC
(Formerly MS Trade Finance, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken MacKay (212) 319-4829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One, Suite 1002 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC
Mail Processing Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ken MacKay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MS Global Finance, LLC (Formerly MS Trade Finance, LLC), as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. I. MacKay
Signature

President
Title

Sandra Cutler
Notary Public

Sandra Cutler
01CU6155521
Notary Public State of New York
Qualified in New York County
Commission Expires 11/13/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MS GLOBAL FINANCE, LLC
(Formerly "MS TRADE FINANCE, LLC")

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2007

MS GLOBAL FINANCE, LLC
(Formerly “MS TRADE FINANCE, LLC”)

TABLE OF CONTENTS

DECEMBER 31, 2007

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
MS GLOBAL Finance, LLC
(Formerly "MS Trade Finance, LLC")
New York, New York

We have audited the accompanying statement of financial condition of **MS Global Finance, LLC** (the "Company"), **(formerly "MS Trade Finance, LLC")** as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MS Global Finance, LLC, (formerly "MS Trade Finance, LLC")** as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2008

MS GLOBAL FINANCE, LLC
(Formerly "MS TRADE FINANCE, LLC")

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash	$29,521	
Receivables - other	27,063	
Total assets		$56,584
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		$ 9,743
Member's equity		46,841
Total liabilities and member's equity		$ 56,584

The accompanying notes are an integral part of these financial statements.

MS GLOBAL FINANCE, LLC
(Formerly "MS TRADE FINANCE, LLC")

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenues:		
Placement and service fees	$248,195	
Other income	40,335	
Total revenues		$288,530
Expenses:		
Officer's compensation	$296,808	
Payroll taxes	19,182	
Travel and entertainment	28,753	
Telephone	6,800	
Rent	56,900	
Consulting fees	76,500	
Insurance	16,050	
Office expense	964	
Professional fees	28,076	
Regulatory fee	1,255	
Tickers and quotes	16,917	
Other expenses	9,786	
Total expenses		557,991
Net loss		$(269,461)

The accompany notes are an integral part of these financial statements.

MS GLOBAL FINANCE, LLC
(Formerly "MS TRADE FINANCE, LLC")

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ 192,739
Contributions	123,563
Net loss	(269,461)
Balance, December 31, 2007	$ 46,841

The accompany notes are an integral part of these financial statements.

MS GLOBAL FINANCE, LLC
(Formerly "MS TRADE FINANCE, LLC")

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net loss		$ (269,461)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in cash flows as a result of changes in asset and liability account balances:		
Receivables - other	$ (23,930)	
Accounts payable and accrued expenses	(38,834)	
Total adjustments		(62,764)
Net cash used in operating activities		(332,225)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		123,563
Net decrease in cash		(208,662)
Cash, January 1, 2007		238,183
Cash, December 31, 2007		$ 29,521

Supplementary disclosure of cash flow information:
During the year ended December 31, 2007, member's contributions included $72,563 in exchange for various expense sharing items

The accompanying notes are an integral part of these financial statements.

1. Organization

MS Global Finance, LLC (the "Company"), (formerly "MS Trade Finance, LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the The Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker-dealer, primarily as an introducing broker soliciting and introducing buyers and sellers of trade finance paper and participation interests in trade finance paper. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company filed a Certificate of Amendment to change its name to MS Global Finance, LLC on November 14, 2007.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c) Placement and Service Fees

Placement fees are recognized when earned and service fees are recognized on a month-to-month basis.

d) Income Taxes

The Company's net income or loss is reported on the member's personal income tax returns. Since the Company operates in New York City, the Company is subject to New York City Unincorporated Business taxes.

3. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $19,552, which was $14,552 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1.

4. Related Party Transactions

The Company is a party to an Expense Sharing Agreement with an affiliate (an entity partially controlled by the sole member of the Company). Under terms of this agreement, the affiliate pays all rent and other charges related to the premises, in addition to certain other expenses including telephone and insurance. The affiliate charged the Company $88,545 for such expenses during the year ended December 31, 2007.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
MS Global Finance, LLC
(formerly "MS Trade Finance, LLC")
New York, New York

Our report on our audit of the basic financial statements of **MS Global Finance, LLC, (formerly "MS Trade Finance, LLC")** for the year ended December 31, 2007 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2008

MS GLOBAL FINANCE, LLC
(Formerly "MS TRADE FINANCE, LLC")

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total member's equity		$ 46,841
Deduct non-allowable assets:		
Receivables - other	$ 27,063	
Foreign currency exchange	226	
		27,289
Net capital		$ 19,552
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 9,743
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 14,552
Percentage of aggregate indebtedness to net capital		50%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17-a-5, Part IIA filing as of December 31, 2007.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
MS Global Finance, LLC
(formerly "MS Trade Finance, LLC")

New York, New York
In planning and performing our audit of the financial statements and supplemental schedules of **MS Global Finance, LLC** (the "Company"), **(formerly "MS Trade Finance, LLC")** as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2008

K. I. [illegible]

Sandra Cutler
2/27/2008

Sandra Cutler
01CU6156521
Notary Public State of New York
Qualified in New York County
Commission Expires 11/13/2010

END